Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2023 Financial Results

Singapore, November 28, 2023 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended September 30, 2023.

Third Quarter 2023 Operating and Financial Highlights

Total computing power sold was 3.8 million Thash/s, representing a decrease of 38.7% from 6.1 million Thash/s in the second quarter of 2023 and an increase of 8.7% from 3.5 million Thash/s in the same period of 2022.

Revenues were US$33.3 million, as compared to US$73.9 million in the second quarter of 2023 and US$145.5 million in the same period of 2022.

Mining revenue was US$3.3 million, representing a decrease of 79.5% from US$15.9 million in the second quarter of 2023 and a decrease of 64.6% from US$9.2 million in the same period of 2022.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “During the third quarter of 2023, the stagnant bitcoin price and further interest rate hikes by the Federal Reserve presented us with significant challenges. Despite these headwinds, we have stayed committed to our strategic plan. In mid-September, we launched and opened pre-sales for our new A14 product series, featuring computing power of 150Thash/s with superior energy efficiency of 21J/Thash/s. Besides the positive customer feedback on our new products, we delivered 3.8 million Thash/s of total computing power sold, marking an 8.6% increase year over year. This growth has been a driving force behind our total revenue for the quarter, which reached US$33.3 million, exceeding our guidance. Furthermore, we have actively expanded our mining operations, launching additional pilot projects in South and North America, thereby further diversifying our global footprint.”

“Overall, we faced increased pricing competition and a noticeable softening in purchasing power on the demand front, which have posed severe challenges to our sales. In response, we have been focusing on driving product iteration, building a multifaceted sales system, and exploring mining collaborations, making relentless efforts to adapt and find business opportunities in tough market conditions. As a provider of crucial bitcoin infrastructure, we believe in the long-term prospects of the bitcoin system and are poised to leverage our experience to navigate these turbulent times, capturing value from the future upswings in the bitcoin price.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “Our performance in the third quarter of 2023 exhibited both resilience and adaptability in the face of a challenging market. While total revenue beat our guidance, it was reflective of the ongoing market dynamics characterized by soft demand and price concessions in computing power. As anticipated, our mining business was impacted by the suspension of operations in Kazakhstan due to new local policies and counterparty default at a U.S. project. However, we remain dedicated to expanding our presence in other mining projects, and this commitment is reflected in the continued growth of our bitcoin balance, which stood at a historical high of 860 bitcoins owned by the Company as of September 30, 2023, with a current market value of over US$30 million.”

“Our net loss for the third quarter amounted to US$80.1 million. This figure includes a US$53.9 million inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments accrued during this quarter. These actions align with our proactive destocking strategy in response to the challenging market conditions and should be noted as non-cash items. To bolster our financial position, we have implemented stringent expense control measures, including a headcount cut to enhance operational efficiency. We remain committed to maintaining cash reserve through diversified sales efforts and prudent expense management, ensuring operational continuity, and positioning ourselves to seize future opportunities.”

Third Quarter 2023 Financial Results

Revenues in the third quarter of 2023 were US$33.3 million, as compared to US$73.9 million in the second quarter of 2023 and US$145.5 million in the same period of 2022. Total revenues consisted of US$29.9 million in products revenue, US$3.3 million in mining revenue and US$118 thousand in other revenues.

Products revenue in the third quarter of 2023 was US$29.9 million, compared to US$57.9 million in the second quarter of 2023 and US$136.3 million in the same period of 2022. The decrease compared to the second quarter of 2023 was mainly due to a reduction in total computing power sold and lower selling prices, which resulted from overall softening in market demand. The decrease compared to the third quarter of 2022 was mainly due to lower selling prices, which resulted from overall softening in market demand, despite a gradual recovery in the price of bitcoin and an increase in total computing power sold. AI product revenue was US$0.2 million in the third quarter of 2023, as compared to US$0.1 million in the second quarter of 2023 and US$0.4 million in the same period of 2022.

Mining revenue in the third quarter of 2023 was US$3.3 million, representing a decrease of 79.5% from US$15.9 million in the second quarter of 2023 and a decrease of 64.6% from US$9.2 million in the same period of 2022. The sequential and year-over-year decrease was mainly attributable to the decrease of mining computing power which resulted from the temporary shutdown of approximately 2.0 Exahash/s computing power in Kazakhstan to ensure legal compliance.

Cost of revenues in the third quarter of 2023 was US$102.4 million, compared to US$143.9 million in the second quarter of 2023 and US$112.9 million in the same period of 2022.

Products costs in the third quarter of 2023 were US$83.7 million, compared to US$113.3 million in the second quarter of 2023 and US$97.1 million in the same period of 2022. The sequential and year-over-year decreases were consistent with the decrease of computing power sold. The inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued for this quarter was US$53.9 million, compared to US$45.9 million for the second quarter of 2023 and US$33.1 million for the same period of 2022. Products costs consist of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

Mining costs in the third quarter of 2023 were US$18.7 million, compared to US$30.6 million in the second quarter of 2023 and US$15.8 million in the same period of 2022. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation. The depreciation in this quarter for deployed mining machines was US$15.8 million, compared to US$16.2 million in the second quarter of 2023 and US$7.7 million in the same period of 2022. The year-over-year increase was mainly due to the increase in deployed computing power for the Company's mining operations.

Gross loss in the third quarter of 2023 was US$69.1 million, compared to a gross loss of US$70.1 million in the second quarter of 2023 and a gross profit of US$32.6 million in the same period of 2022.

Total operating expenses in the third quarter of 2023 were US$43.8 million, compared to US$49.0 million in the second quarter of 2023 and US$43.1 million in the same period of 2022.

Research and development expenses in the third quarter of 2023 were US$17.2 million, compared to US$17.9 million in the second quarter of 2023 and US$17.6 million in the same period of 2022. The sequential and year-over-year decreases were mainly due to a decrease of US$1.9 million and US$1.7 million in staff costs, respectively, partially offset by an increase in research and development expenditure in the third quarter of 2023. Research and development expenses in the third quarter of 2023 also included share-based compensation expenses of US$2.4 million.

Sales and marketing expenses in the third quarter of 2023 were US$2.5 million, compared to US$2.4 million in the second quarter of 2023 and US$2.1 million in the same period of 2022. The sequential and year-over-year increases were attributable to an increase in promotion expenses. Sales and marketing expenses in the third quarter of 2023 also included share-based compensation expenses of US$86 thousand.

General and administrative expenses in the third quarter of 2023 were US$21.9 million, compared to US$26.4 million in the second quarter of 2023 and US$21.7 million in the same period of 2022. The sequential decrease was mainly due to a decrease of US$3.4 million in impairment of property and equipment, a decrease of US$1.8 million in staff costs, a decrease of US$1.1 million in share-based compensation expenses, and a decrease of US$1.0 million in professional service fees, partially offset by a decrease of US$3.3 million of realized gain on bitcoin sold in the third quarter of 2023. The general and administrative expenses remained stable year-over-year, with a decrease of US$5.9 million in share-based compensation expenses partially offset by an increase of US$5.7 million in impairment of property and equipment. General and administrative expenses in the third quarter of 2023 also included share-based compensation expenses of US$7.2 million.

Impairment on cryptocurrency in the third quarter of 2023 was US$2.2 million, compared to US$2.4 million in the second quarter of 2023 and US$1.7 million in the same period of 2022.

Loss from operations in the third quarter of 2023 was US$112.8 million, compared to a loss from operations of US$119.1 million in the second quarter of 2023 and a loss from operations of US$10.5 million in the same period of 2022.

Non-GAAP loss from operations in the third quarter of 2023 was US$103.1 million, compared to a non-GAAP loss from operations of US$108.0 million in the second quarter of 2023 and a non-GAAP income from operations of US$5.7 million in the same period of 2022. Non-GAAP income (loss) from operations excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign exchange gains, net in the third quarter of 2023 were US$10.9 million, compared with a gain of US$2.6 million in the second quarter of 2023 and a gain of US$15.1 million in the same period of 2022, respectively. The foreign exchange gains were due to the US dollar appreciation against the Renminbi during the third quarter of 2023.

Net loss in the third quarter of 2023 was US$80.1 million, compared to a net loss of US$110.7 million in the second quarter of 2023 and a net income of US$6.3 million in the same period of 2022.

Non-GAAP adjusted net loss in the third quarter of 2023 was US$70.4 million, as compared to a non-GAAP adjusted net loss of US$99.6 million in the second quarter of 2023 and a non-GAAP adjusted net income of US$22.5 million in the same period of 2022. Non-GAAP adjusted net income (loss) excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the third quarter of 2023 was a gain of US$7.7 million, compared with a loss of US$23.5 million in the second quarter of 2023 and a loss of US$25.9 million in the same period of 2022, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the third quarter of 2023 were US$0.47. In comparison, basic and diluted net loss per ADS in the second quarter of 2023 were US$0.65, while basic and diluted net earnings per ADS in the same period of 2022 were US$0.04. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of September 30, 2023, the Company held cryptocurrency assets that primarily comprised 1,238.5 bitcoins with a total carrying value of US$30.5 million, which consisted of 860 bitcoins owned by the Company and 378.5 bitcoins received as customer deposits.

As of September 30, 2023, the Company had cash and cash equivalents of US$40.6 million, compared to US$101.6 million as of December 31, 2022.

Accounts receivable, net as of September 30, 2023 was US$9.8 million, compared to nil as of December 31, 2022. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Shares Outstanding

As of September 30, 2023, the Company had a total of 159,861,815 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Obtained License for Bitcoin Mining in Kazakhstan under the New Regulation

In July 2023, the Rules for Licensing of Digital Mining Activities (the “Rules”) became effective in Kazakhstan, requesting that persons engaged in the mining of cryptocurrencies must first obtain a specialized license. Subsequently, the Company decided to temporarily shut down approximately 2.0 Exahash/s of its mining computing power in Kazakhstan to ensure legal compliance.

In mid-November 2023, the Company obtained the Type II license for mining hardware owners to conduct bitcoin mining in Kazakhstan. The Company and its local partners are working together to accelerate the resumption of local mining operations and expects to energize part of the deployed mining power around the end of 2023.

Dispute Relating to Joint Mining Activities in the U.S.

On August 3, 2023, Canaan U.S. Inc., an operating subsidiary of the Company (“Canaan US”), participated in a mediation with a partner that provides hosting and management services for cryptocurrency mining machines, after the partner breached the parties’ Joint Mining Agreement (the “Agreement”) at a U.S.-based mining farm. Because no settlement was reached at the mediation, Canaan US filed an arbitration demand on October 19, 2023, to arbitrate the parties’ dispute.

As of the date of this press release, the Company has taken possession of approximately all 26,000 units of mining machines deployed in this project and has reallocated about half of the collected machines for customer orders.

AI Business Updates

The Company is in the process of conducting an internal reorganization to enable the AI business to operate and obtain potential financing on a standalone basis.

Execution of a Securities Purchase Agreement

On November 27, 2023, the Company entered into a Securities Purchase Agreement (the “Agreement”) with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the "Preferred Shares") at the price of US$1,000.00 for each Preferred Share. The closing of the sale of Preferred Shares under the Agreement was conditioned upon general customary closing conditions.

The Company has adopted a Certificate of Designations (the “Certificate of Designations”) of Preferred Shares, par value US$0.00000005 per share, creating the Preferred Shares and providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Preferred Shares, which has become effective upon such adoption.

The Company intends to use the net proceeds from the sale of the securities for research and development, expansion of production scale, and other general corporate purposes.

The At-the-Market (“ATM”) Offering

On November 10, 2023, the Company entered into an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley Securities, Inc. as a sales agent (the “sales agent”).

The Company has filed a new prospectus supplement, dated November 13, 2023, Eastern Standard Time (the “Prospectus Supplement”) setting up the new at-the-market equity offering program (the “ATM Program” or “ATM”), under which the Company may sell up to an aggregate of US$148 million of its American depositary shares (“ADSs”), each representing 15 of our Class A ordinary shares, through or to the sales agent. The timing and extent of the use of the ATM Program will be at the discretion of the Company.

On November 27, 2023, the Company filed an Amendment no. 1 which amends the prospectus supplement dated November 13, 2023, under which the Company may sell up to US$68,000,000 of the ADSs, each one representing 15 of our Class A ordinary shares.

From November 10, 2023 to November 28, 2023, the Company did not utilize the ATM for fundraising.

Effective November 10, 2023, the Company terminated its at-the-market offering agreement with H.C. Wainwright & Co., LLC, dated as of April 8, 2022 (as amended by the amendment No. 1 to the at-the-market offering agreement dated as of November 23, 2022) related to the offer and sale of the Company’s ADSs in at-the-market offerings. The Company only executed the above sales within ten trading days in March 2023 and did not utilize the ATM after March 31, 2023. At the time of such termination, the Company had received net proceeds of approximately US$4.2 million from the sale of 1,532,219 ADSs.

Business Outlook

For the fourth quarter of 2023, the Company expects total revenues to be approximately US$34 million, considering the challenging market conditions across the industry. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on November 28, 2023 (or 9:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Third Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI3e86e540c7aa4f699fa1958a1ce15dc4

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan's vision is "super computing is what we do, social enrichment is why we do it." Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name, Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	101,551	40,574
Accounts receivable, net	-	9,778
Inventories	211,640	217,128
Prepayments and other current assets	242,523	81,743
Total current assets	555,714	349,223
Non-current assets:
Cryptocurrency	12,531	30,453
Property, equipment and software	85,350	34,002
Right-of-use assets, net	4,250	2,300
Deferred tax assets	21,740	43,959
Other non-current assets	2,504	1,396
Non-current financial investment	2,872	2,786
Total non-current assets	129,247	114,896
Total assets	684,961	464,119
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	16,703	19,223
Contract liabilities	662	5,634
Income tax payable	7,228	3,524
Accrued liabilities and other current liabilities	48,349	60,958
Lease liabilities, current	2,314	1,553
Total current liabilities	75,256	90,892
Non-current liabilities:
Lease liabilities, non-current	1,441	362
Other non-current liabilities	598	9,428
Total liabilities	77,295	100,682
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 and 2,827,121,777 shares issued, 2,496,001,757 and 2,565,694,112 shares outstanding as of December 31, 2022 and September 30, 2023, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 308,136,735 shares as of December 31, 2022 and 261,427,665 shares as of September 30, 2023, respectively)	(57,055)	(57,055)
Additional paid-in capital	492,220	529,827
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(36,913)	(43,611)
Retained earnings (accumulated deficit)	194,522	(80,616)
Total shareholders’ equity	607,666	363,437
Total liabilities and shareholders’ equity	684,961	464,119

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	USD	USD	USD
Revenues
Products revenue	136,288	57,940	29,937
Mining revenue	9,227	15,896	3,264
Other revenues	30	17	118
Total revenues	145,545	73,853	33,319
Cost of revenues	(112,911)	(143,928)	(102,409)
Gross profit (loss)	32,634	(70,075)	(69,090)
Operating expenses:
Research and development expenses	(17,642)	(17,857)	(17,152)
Sales and marketing expenses	(2,112)	(2,437)	(2,491)
General and administrative expenses	(21,711)	(26,369)	(21,914)
Impairment on cryptocurrency	(1,680)	(2,363)	(2,199)
Total operating expenses	(43,145)	(49,026)	(43,756)
Loss from operations	(10,511)	(119,101)	(112,846)
Interest income	439	226	61
Foreign exchange gains, net	15,057	2,574	10,890
Other income, net	255	176	1,349
Income (loss) before income tax expenses	5,240	(116,125)	(100,546)
Income tax benefit	1,067	5,456	20,443
Net income (loss)	6,307	(110,669)	(80,103)
Foreign currency translation adjustment, net of nil tax	(25,887)	(23,518)	7,662
Total comprehensive loss	(19,580)	(134,187)	(72,441)
Weighted average number of shares used in per share calculation:
— Basic	2,560,879,920	2,547,999,846	2,562,542,847
— Diluted	2,580,542,499	2,547,999,846	2,562,542,847
Net earnings (loss) per share (cent per share)
— Basic	0.25	(4.34)	(3.13)
— Diluted	0.24	(4.34)	(3.13)
Share-based compensation expenses were included in:
Cost of revenues	72	60	67
Research and development expenses	2,227	2,452	2,411
Sales and marketing expenses	791	233	86
General and administrative expenses	13,112	8,323	7,176

The table below sets forth a reconciliation of net income (loss) to non-GAAP adjusted net income (loss) for the period indicated:

	For the Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	USD	USD	USD
Net income (loss)	6,307	(110,669)	(80,103)
Share-based compensation expenses	16,202	11,068	9,740
Non-GAAP adjusted net income (loss)	22,509	(99,601)	(70,363)